Exhibit 99.3

Consolidated Financial Statements

Transition Therapeutics Inc.

For the three and nine-month periods ended March 31, 2010

(Unaudited)

Transition Therapeutics Inc.

CONSOLIDATED BALANCE SHEETS

(Unaudited in Canadian dollars)

	March 31, 2010 $	June 30, 2009 $
ASSETS
Current
Cash and cash equivalents [note 6]	11,041,705	14,479,987
Short term investments [note 6]	19,593,864	31,161,069
Due from Eli Lilly and Company [note 4]	4,152	517,537
GST and other receivables	88,184	357,550
Investment tax credits receivable	812,425	993,057
Prepaid expenses and deposits	708,089	790,950

Total current assets	32,248,419	48,300,150
Property and equipment, net	644,612	780,546
Intangible assets [note 7]	21,734,292	23,738,565

	54,627,323	72,819,261

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	1,109,981	1,752,403
Due to Elan Pharma International Limited [note 3]	1,233,587	1,872,981
Current portion of deferred revenue [note 4]	668,407	4,503,892

Total current liabilities	3,011,975	8,129,276
Deferred revenue [note 3]	20,719,750	20,719,750
Leasehold inducement	60,018	68,592

Total liabilities	23,791,743	28,917,618

Commitments [note 10]

Shareholders’ equity
Common shares	160,498,537	160,471,098
Contributed surplus	4,800,368	4,640,163
Stock options	6,804,295	5,325,644
Deficit	(141,267,620)	(126,535,262)

Total shareholders’ equity	30,835,580	43,901,643

	54,627,323	72,819,261

See accompanying notes

On behalf of the Board:

Tony Cruz	Christopher Henley
Director	Director

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF LOSS AND

COMPREHENSIVE LOSS

(Unaudited in Canadian dollars)

	Nine-month period ended March 31, 2010 $	Nine-month period ended March 31, 2009 $	Three-month period ended March 31, 2010 $	Three-month period ended March 31, 2009 $
REVENUES
Licensing fees [note 4]	3,835,485	—	2,543,221	—

	3,835,485	—	2,543,221	—

EXPENSES
Research and development	9,994,181	12,684,907	3,371,160	3,850,106
General and administrative	4,482,640	4,792,025	1,455,087	1,614,487
Amortization	2,058,125	2,292,325	669,806	730,587
Impairment of intangible assets [note 7]	1,124,945	—	—	—
Foreign exchange loss (gain)	1,069,735	(3,469,281)	150,569	(551,105)
Loss (gain) on disposal of property and equipment	(5,489)	6,137	177	(4,157)

	18,724,137	16,306,113	5,646,799	5,639,918

Loss before the following:	(14,888,652)	(16,306,113)	(3,103,578)	(5,639,918)
Interest income, net	156,294	930,682	40,308	170,553
Loss on available-for-sale investment	—	(269,450)	—	(269,450)

Net loss and comprehensive loss for the period	(14,732,358)	(15,644,881)	(3,063,270)	(5,738,815)

Basic and diluted net loss per common share [note 8[b]]	(0.64)	(0.68)	(0.13)	(0.25)

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

For the nine-month period ended March 31, 2010 and year ended June 30, 2009

(Unaudited in Canadian dollars)

	Number of Common Shares #	Share Capital $	Contributed Surplus $	Stock Options $	Deficit $	Total Shareholders’ Equity $
Balance, June 30, 2008	23,186,707	160,262,540	4,492,251	3,093,735	(104,160,771)	63,687,755

Stock options exercised, expired or cancelled [note 8[c]]	28,453	208,558	147,912	(230,919)	—	125,551
Stock-based compensation expense [note 8[c]]	—	—	—	2,462,828	—	2,462,828
Net loss and comprehensive loss for the year	—	—	—	—	(22,374,491)	(22,374,491)

Balance, June 30, 2009	23,215,160	160,471,098	4,640,163	5,325,644	(126,535,262)	43,901,643

Stock options exercised, expired or cancelled [note 8[c]]	2,439	27,439	160,205	(171,619)	—	16,025
Stock-based compensation expense [note 8[c]]	—	—	—	1,650,270	—	1,650,270
Net loss and comprehensive loss for the nine-month period ended March 31, 2010	—	—	—	—	(14,732,358)	(14,732,358)

Balance, March 31, 2010	23,217,599	160,498,537	4,800,368	6,804,295	(141,267,620)	30,835,580

See accompanying notes

Transition Therapeutics Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited in Canadian dollars)

	Nine-month period ended March 31, 2010 $	Nine-month period ended March 31, 2009 $	Three-month period ended March 31, 2010 $	Three-month period ended March 31, 2009 $
OPERATING ACTIVITIES
Net loss for the period	(14,732,358)	(15,644,881)	(3,063,270)	(5,738,815)
Add (deduct) items not involving cash:
Amortization of:
property and equipment	131,471	148,164	41,733	49,541
intangible assets	1,935,228	2,152,735	630,930	683,904
leasehold inducement	(8,574)	(8,574)	(2,858)	(2,858)
Impairment of intangible assets [note 7]	1,124,945	—	—	—
Stock-based compensation expense	1,650,270	1,897,040	531,172	635,128
Loss on available for sale investments	—	269,450	—	269,450
Loss (gain) on disposal of property and equipment	(5,489)	6,137	177	(4,157)
Unrealized foreign exchange (gain) loss	264,174	12,605	140,891	(95,424)
Accrued interest on short term investments	(32,885)	(129,216)	3,497	(116,990)
Deferred revenue recognized	(3,835,485)	—	(2,543,221)	—
Provision for lease termination	(109,825)	—	—	—
Net change in operating assets and liabilities [note 9]	(125,747)	(740,504)	305,843	(960,536)

Cash (used in) operating activities	(13,744,275)	(12,037,044)	(3,955,106)	(5,280,757)

INVESTING ACTIVITIES
Maturity of short-term investments	65,293,580	237,925,507	17,432,640	72,954,100
Purchase of short-term investments	(53,860,488)	(219,503,382)	(18,910,197)	(60,512,708)
Purchase of property and equipment	(14,848)	(58,021)	(4,513)	(4,059)
Purchase of intangible assets [notes 4 and 5]	(1,055,900)	(1,131,280)	(1,055,900)	—
Proceeds on disposal of property and equipment	24,800	55,367	(177)	7,206
Cash received from disposal of available for-sale investments	—	1,380,550	—	1,380,550

Cash provided by (used in) investing activities	10,387,144	18,668,741	(2,538,147)	13,825,089

FINANCING ACTIVITY
Proceeds from issuance of common shares, net	16,025	125,551	—	—

Cash provided by financing activity	16,025	125,551	—	—

Impact of foreign exchange on cash and cash equivalents	(97,176)	(2,414,538)	(23,238)	(432,738)

Net increase (decrease) in cash and cash equivalents during the period	(3,438,282)	4,342,710	(6,516,491)	8,111,594
Cash and cash equivalents, beginning of period	14,479,987	22,952,865	17,558,196	19,183,981

Cash and cash equivalents, end of period [note 6]	11,041,705	27,295,575	11,041,705	27,295,575

See accompanying notes

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

March 31, 2010

(Unaudited in Canadian dollars)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

Transition Therapeutics Inc. [“Transition” or the “Company”] is a biopharmaceutical company, incorporated on July 6, 1998 under the Business Corporations Act (Ontario). The Company is a product-focused biopharmaceutical company developing therapeutics for disease indications with large markets. The Company’s lead technologies are focused on the treatment of Alzheimer’s disease and diabetes.

The success of the Company is dependent on bringing its products to market, obtaining the necessary regulatory approvals and achieving future profitable operations. The continuation of the research and development activities and the commercialization of its products are dependent on the Company’s ability to successfully complete these activities and to obtain adequate financing through a combination of financing activities and operations. It is not possible to predict either the outcome of future research and development programs or the Company’s ability to fund these programs going forward. The Company currently believes that it has adequate financial resources for anticipated expenditures until the beginning of the first quarter of fiscal 2012 and this estimate incorporates costs that would be associated with a ELND005 (AZD-103) Phase III study. If the ELND005 (AZD-103) program advances and the Company elects to maintain or increase its cost sharing percentage, the Company’s research and development costs will increase significantly. If the ELND005 (AZD-103) program does not advance into Phase III studies or it advances and the Company elects not to continue cost sharing, the Company will receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (AZD-103). The Company has filed a short form base shelf prospectus which, if required, may be utilized to raise up to US$75 million, the proceeds from which would be used to fund current and future clinical development programs. The shelf prospectus has become effective and provides for the potential offering in selected Canadian provinces and the United States of up to an aggregate amount of US$75 million of Transition’s common shares, warrants, or a combination thereof, from time to time in one or more offerings until November 8, 2011.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the June 30, 2009 annual consolidated financial statements. These interim consolidated financial statements have been prepared using the same accounting principles used in the annual audited consolidated financial statements for the year ended June 30, 2009 except for the accounting policies discussed in note 2. A reconciliation of the consolidated financial statements to generally accepted accounting principles applied in the United States is contained in note 15.

These consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Transition Therapeutics Leaseholds Inc., Waratah Pharmaceuticals Inc. [“Waratah”] and Transition Therapeutics (USA) Inc.

All material intercompany transactions and balances have been eliminated on consolidation.

2. CHANGES IN ACCOUNTING POLICIES

Effective July 1, 2009, the Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets. This new standard replaces CICA 3062, “Goodwill and Other Intangible Assets” and CICA 3450, “Research and Development Costs”. The standard establishes standards for recognition, measurement, and disclosure of goodwill and intangibles. The changes relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Financial Reporting Standards (“IFRS”). The adoption of this new standard did not have a material impact on the Company’s consolidated financial statements.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

Recent Canadian accounting pronouncements:

CICA Section 1582, Business Combinations

This pronouncement replaces CICA 1581, “Business Combinations”. The standard establishes standards for the accounting for a business combination and represents the Canadian equivalent to the IFRS standard, IFRS 3 (Revised), “Business Combinations”. These changes are effective for business combinations occurring on or after January 1, 2011, with early adoption permitted. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA Section 1601, Consolidated Financial Statements and CICA Section 1602, Non-Controlling Interests

These pronouncements collectively replace CICA 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. This standard is equivalent to the corresponding provisions of IFRS standard IAS 27 (Revised), “Consolidated and Separate Financial Statements”. These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted as of the beginning of a fiscal year. The Company is evaluating the effects of adopting this new standard and the date at which the Company will adopt the new standard.

CICA EIC 175, Multiple-Deliverable Revenue Arrangements

This pronouncement provides an alternative method for determining the selling price of deliverables. This guidance eliminates the residual method of allocating arrangement consideration and requires expanded qualitative and quantitative disclosures. EIC 175 is effective prospectively for revenue arrangements entered into or materially modified in years beginning on or after January 1, 2011 and early adoption is permitted. The Company is evaluating the effects of adopting this new standard.

3. GLOBAL COLLABORATION AGREEMENT WITH ELAN PHARMA INTERNATIONAL LIMITED

On September 25, 2006, Elan Pharma International Limited (“Elan”) and the Company entered into an exclusive, worldwide collaboration agreement for the joint development and commercialization of the Company’s novel therapeutic agent, ELND005 (AZD-103), for the treatment of Alzheimer’s disease.

Under the terms of the agreement, the Company has received up-front payments of US$15 million: US$7.5 million in calendar 2006 and the remaining US$7.5 million in calendar 2007. In addition, dependent upon the successful development, regulatory approval and commercialization of ELND005 (AZD-103), the Company will be eligible to receive milestone payments of up to US$185 million of which US$5 million was received during fiscal 2008. Elan and the Company will share the costs and operating profits of ELND005 (AZD-103) if successfully developed and commercialized. Transition’s current cost share and ownership interest is 30%.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

At the end of Phase II development of ELND005 (AZD-103), Transition may elect to maintain its 30% cost sharing percentage, increase such percentage up to 40% or decide not to continue cost sharing. If Transition continues cost sharing, then Transition will be entitled to a share of the operating profits from the commercialization of ELND005 (AZD-103) equal to its cost sharing percentage. If Transition elects not to continue cost sharing, then Transition will be entitled to receive reduced milestone payments and tiered royalty payments on net sales of ELND005 (AZD-103) ranging in percentage from a high single digit to the mid teens, depending on the level of sales, for so long as ELND005 (AZD-103) is being commercialized.

During fiscal 2008, the Company received the second up-front payment of $7,284,000 (US$7,500,000) from Elan, and also received a milestone payment of $5,015,500 (US$5,000,000) for the initiation of the Phase II clinical study which was announced December 21, 2007. These payments, totaling $12,299,500 (US$12,500,000) have been recorded as deferred revenue and will be recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. At March 31, 2010, the Company has received a total of $20,719,750 (US$20,000,000) in up-front and milestone payments since the initiation of the collaboration agreement.

Under the terms of the agreement, the Company can elect to participate in post Phase II development. The Company has 45 days after the receipt of the proof of concept data from the on-going Phase II clinical trial to make this election. Currently, certain post Phase II development costs are being incurred by Elan and these costs are being tracked by Elan for potential reimbursement by Transition should the Company elect to participate in post Phase II development. If the Company elects to participate in the post Phase II development, based on the Company’s development percentage of 30%, the Company would owe Elan approximately US$2.2 million for post Phase II development costs incurred up to March 31, 2010. These costs have not been recorded as an expense or a liability at March 31, 2010 as the Company has not yet made a decision as to its participation.

At March 31, 2010, under the terms of the agreement, the Company owes Elan $1,233,587 for costs incurred during the three-month period ending March 31, 2010 relating to the on-going Phase II clinical trial [June 30, 2009 - $1,872,981]. This amount has been recorded as a liability at March 31, 2010 and is expected to be paid during the three-month period ending June 30, 2010.

4. LICENSING AND COLLABORATION AGREEMENTS WITH ELI LILLY AND COMPANY

(a)

On March 13, 2008, Eli Lilly and Company (“Lilly”) and the Company entered into a licensing and collaboration agreement granting Lilly exclusive worldwide rights to develop and commercialize Transition’s gastrin based therapies, including the lead compound TT-223, which is currently in Phase II testing. Under the terms of the agreement, Transition has received a US$7 million up-front payment, and may also receive up to US$130 million in potential development and sales milestones, as well as royalties on sales of gastrin based therapies if any product is successfully commercialized. Transition and Lilly are both participating in the Phase II clinical trial with lead compound TT-223 in type 2 diabetes and under the terms of the agreement, Lilly reimbursed the Company US$3 million for development costs associated with this trial. In addition, the parties have established a joint development committee to coordinate and oversee activities relating to the TT-223 program through to the first year after commercialization. Upon completion of this trial, Lilly will be responsible for the costs of further development activities and the commercialization of all gastrin based therapeutic products worldwide. The Company’s costs will be limited to the participation in the joint development committee.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

During the fourth quarter of fiscal 2008, the Company received the up-front payment of $7,017,000 (US$7,000,000) from Lilly which was recorded as deferred revenue and is being recognized as revenue on a systematic basis once the profitability of the collaboration arrangement can be reasonably estimated. During fiscal 2009, management determined that the agreement will be profitable in the future and accordingly, the Company has recognized $2,513,108 of the deferred revenue as revenue during the year ended June 30, 2009, and has recognized $3,835,485 during the nine-month period ended March 31, 2010. During the quarter, management has revised the estimated costs to complete and has recognized a profit on the agreement in the three-month period ended March 31, 2010. The $2,543,221 in deferred revenue recognized during the quarter consists of $562,238 relating to costs incurred and $1,980,983 of estimated profit. The costs incurred are recorded in research and development in the consolidated statements of loss and comprehensive loss. The balance of the up-front payment of $668,407 is expected to be recognized during the three-month period ended June 30, 2010 and will be recognized using a proportional performance model. Under this method, revenue and earnings are recorded as related costs are incurred, on the basis of the proportion of actual costs incurred to date, related to the estimated total costs to be incurred under the arrangement. The cumulative impact of any revisions in cost and earnings estimates are reflected in the period in which the need for a revision becomes known.

(b)

On March 3, 2010, Transition and Lilly entered into a licensing and collaboration agreement granting Transition the rights to a series of preclinical compounds in the area of diabetes. Under the licensing and collaboration agreement, Transition will receive exclusive worldwide rights to develop and potentially commercialize a class of compounds that, in preclinical models showed potential to provide glycemic control and other beneficial effects including weight loss.

Under the terms of the agreement, Lilly received an up-front payment of US$1 million and will retain the option to reacquire the rights to the compounds at a later date. Lilly will retain this option up until the end of Phase II. If Lilly exercises these rights, Transition would be eligible to receive milestone payments of up to US$250 million and up to low double digit royalties on sales of products containing such compounds should such products be successfully commercialized. If Lilly does not exercise these rights, Lilly would be eligible for low single digit royalties from Transition on sales of products containing such compounds should such products be successfully commercialized.

The up-front payment of $1,055,900 (US$1 million) has been capitalized as a license acquired from Lilly and will be amortized over 20 years which represents the estimated remaining life of the underlying compounds and patents.

5. ACQUISITION OF ASSETS FROM FORBES MEDI-TECH (RESEARCH) INC.

On August 18, 2008, the Company announced the acquisition of certain assets and the exclusive rights to three drug discovery projects from Forbes Medi-Tech (Research) Inc., a wholly owned subsidiary of Forbes Medi-Tech Inc. (“Forbes”).

In consideration for the acquisition of these assets and intellectual property rights, Transition paid Forbes US$1 million, and will potentially pay up to an additional US$6 million in contingent consideration dependent on all three technologies successfully achieving certain developmental and regulatory milestones.

Total consideration for the purchased assets, including acquisition costs, was $1,131,280. Based on the relative fair values of all the assets acquired, the total consideration paid has been recorded as one asset group of compounds, technology and patents acquired from Forbes. The compounds, technology, and patents acquired from Forbes were initially amortized over 20 years which was the estimated remaining useful life of the assets acquired.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

During the three-month period ended December 31, 2009, management assessed the development potential of the intangible assets acquired from Forbes and accordingly recognized an impairment of the intangible assets of $1,053,446 [see note 7].

In connection with this acquisition, the Company formed a United States-based subsidiary, Transition Therapeutics (USA) Inc, which was incorporated on July 14, 2008 and was formed to focus on the newly acquired discovery projects and other early-stage internal projects. On March 31, 2009, the Company’s Board of Directors approved the closure of this facility which was completed during the fourth quarter of fiscal 2009. During the three-month period ended September 30, 2009, the Company entered into an agreement to sublet the facility and accordingly, reduced the provision for lease termination by $109,825. The following is a summary of the restructuring charges (recoveries) and payments through the period ended March 31, 2010:

	Balance at July 1, 2009 $	Recoveries $	Payments $	Balance at March 31, 2010 $

Severance	82,304	—	(82,304)	—
Lease termination	299,051	(109,825)	(108,821)	80,405

	381,355	(109,825)	(191,125)	80,405

	Balance at July 1, 2008 $	Expense $	Payments $	Balance at June 30, 2009 $

Severance	—	193,208	(110,904)	82,304
Lease termination	—	299,051	—	299,051

	—	492,259	(110,904)	381,355

6. CASH AND CASH EQUIVALENTS AND SHORT TERM INVESTMENTS

The Company’s cash equivalents are invested in bankers’ acceptances and other short-term instruments with a rating of R-1 or higher and maturities less than 90 days at the date of purchase. The weighted average rate of return on these funds at March 31, 2010 was 0.4% [June 30, 2009 – 2.1%].

Short term investments consist of bankers’ acceptances and medium term note debentures totaling $19,593,864 at March 31, 2010 [June 30, 2009 – $31,161,069] with effective interest rates between 0.2% and 0.7% and maturity dates between April 19, 2010 and October 28, 2010.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

Cash and cash equivalents consist of the following:

	March 31, 2010 $	June 30, 2009 $

Cash	6,342,541	2,490,727
Cash equivalents	4,699,164	11,989,260

	11,041,705	14,479,987

7. INTANGIBLE ASSETS

Intangible assets consist of the following:

	March 31, 2010
	Cost $	Accumulated amortization $	Net book value $

Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Technology and patents acquired from Protana	4,412,594	3,970,515	442,079
Technology, products and patents acquired from ENI	16,135,399	4,866,908	11,268,491
Patent portfolio	386,000	361,000	25,000
Compounds acquired from NeuroMedix	11,085,259	2,137,597	8,947,662
Compounds, technology and patents acquired from Forbes (note 5)	1,131,280	1,131,280	—
License acquired from Lilly (note 4)	1,055,900	4,840	1,051,060

	74,006,349	52,272,057	21,734,292

	June 30, 2009
	Cost $	Accumulated amortization $	Net book value $

Technology acquired on acquisition of Waratah	39,799,917	39,799,917	—
Sub-licensing fees and prepaid royalties paid to General Hospital Corp (“GHC”)	778,691	778,691	—
Technology and patents acquired from Protana	4,412,594	3,402,116	1,010,478
Technology, products and patents acquired from ENI	16,135,399	4,126,306	12,009,093
Patent portfolio	386,000	250,667	135,333
Compounds acquired from NeuroMedix	11,085,259	1,583,326	9,501,933
Compounds, technology and patents acquired from Forbes (note 5)	1,131,280	49,552	1,081,728

	73,729,140	49,990,575	23,738,565

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

The amortization to be taken on intangible assets by fiscal year is as follows:

$
2010 (balance of the fiscal year)	639,293
2011	2,051,910
2012	1,779,296
2013	1,779,296
2014	1,779,296
Thereafter	13,705,201

21,734,292

During the three-month period ended December 31, 2009, the Company terminated the licensing agreement with London Health Sciences Centre Research Inc. and accordingly, the associated patents were written off, resulting in an impairment loss of $71,499 being recognized during the quarter.

During the three-month period ended December 31, 2009, management suspended indefinitely the development of the compounds, technology and patents acquired from Forbes. As a result, management does not expect any future cash flows arising from the intangible assets acquired from Forbes. Accordingly, the intangible assets were written down to their estimated fair value of nil and an impairment loss of $1,053,446 was recognized.

8. SHARE CAPITAL

[a] Authorized

At March 31, 2010, the authorized share capital of the Company consists of an unlimited number of no par value common shares. The common shares are voting and are entitled to dividends if, as and when declared by the board of directors.

[b] Common shares outstanding during the period

The weighted average number of common shares used in the computation of basic and diluted net loss per common share for the nine-month period ended March 31, 2010 is 23,136,849 [nine-month period ended March 31, 2009 – 23,131,258] and for the three-month period ended March 31, 2010 is 23,137,691 [three-month period ended March 31, 2009-23,215,160].

The outstanding options to purchase common shares of 2,030,127 [three-month period ended March 31, 2009 – 1,868,030] are not included in the calculation of diluted earnings per share as the effect is anti-dilutive.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

[c] Stock Options

			Weighted Average Exercise Price
Stock options	#	$	$
Stock options outstanding, June 30, 2008	1,870,263	3,093,735	11.77
Stock options issued	311,800	—	4.93
Stock options exercised	(28,453)	(83,007)	4.41
Stock options expired	(15,083)	(96,270)	8.87
Stock options forfeited or cancelled	(79,491)	(51,642)	9.63
Stock based compensation expense	—	2,462,828	—

Stock options outstanding, June 30, 2009	2,059,036	5,325,644	10.94
Stock options issued [i]	—	—	—
Stock options exercised [ii]	(2,439)	(11,414)	6.57
Stock options expired [iii]	(12,221)	(86,591)	10.80
Stock options forfeited or cancelled [iv]	(14,249)	(73,614)	10.28
Stock based compensation expense	—	1,650,270	—

Stock options outstanding, March 31, 2010	2,030,127	6,804,295	10.94

[i]	The fair value of the stock options issued during the nine-month period ended March 31, 2010 is nil [nine-month period ended March 31, 2009 - $227,148].
[ii]

During the nine-month period ended March 31, 2010, 2,439 stock options were exercised [nine-month period ended March 31, 2009 –28,453]. These stock options had a recorded value of $11,414 [nine-month period ended March 31, 2009 – $83,007] and resulted in cash proceeds to the Company of $16,025 [nine-month period ended March 31, 2009 –$125,551].

[iii]

During the nine-month period ended March 31, 2010, 12,221 stock options expired unexercised [nine-month period ended March 31, 2009 – 4,444]. These expired stock options had a fair value of $86,591 which has been reclassified to contributed surplus [nine-month period ended March 31, 2009 –$8,799].

[iv]

During the nine-month period ended March 31, 2010, 14,249 stock options were forfeited [nine-month period ended March 31, 2009 – 26,136]. These forfeited stock options had a fair value of $73,614 [nine-month period ended March 31, 2009 – $131,237] and all of these options were vested at the time of forfeiture [nine-month period ended March 31, 2009 – 9,680 of these options were vested at the time of forfeiture].

[v]	The maximum possible cash proceeds to the Company from the exercise of the stock options outstanding at March 31, 2010 are $22,216,469 [June 30, 2009 - $22,517,579].

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

9. CONSOLIDATED STATEMENTS OF CASH FLOWS

The net change in operating assets and liabilities consists of the following:

	Nine-month period ended March 31, 2010 $	Nine-month period ended March 31, 2009 $	Three-month period ended March 31, 2010 $	Three-month period ended March 31, 2009 $
Due from Lilly	513,385	(248,026)	34,203	407,973
GST and other receivable	269,366	(25,051)	449,116	88,215
Investment tax credits receivable	180,632	(300,000)	(9,916)	(103,135)
Prepaid expenses and deposits	82,861	(449,828)	192,889	(167,375)
Accounts payable and accrued liabilities	(532,597)	189,012	(145,414)	(552,535)
Due from Elan	(639,394)	93,389	(215,035)	(633,679)

	(125,747)	(740,504)	305,843	(960,536)

Supplemental cash flow information

Interest paid	—	—	—	—
Income tax paid	—	—	—	—

10. COMMITMENTS

At March 31, 2010, the Company is committed to aggregate expenditures of $7,000 [June 30, 2009 - $17,000] under its collaboration agreements. In addition, at March 31, 2010, the Company is committed to aggregate expenditures of approximately $156,000 [June 30, 2009 - $2,257,000] for clinical and toxicity studies to be completed during fiscal 2010 and approximately $710,000 [June 30, 2009 – $171,000] for manufacturing agreements.

11. SEGMENT DISCLOSURE

The Company operates in one operating segment, the research and development of therapeutic agents, and operates in Canada. All revenues recognized during the three and nine-month periods ended March 31, 2010 are from one partner, Lilly, a company based in the United States of America.

12. CAPITAL MANAGEMENT

The Company’s primary objective when managing capital is to ensure its ability to continue as a going concern in order to pursue the development of its drug candidates and the out-license of these drug candidates to pharmaceutical companies. The Company attempts to maximize return to shareholders by minimizing shareholder dilution and, when possible, utilizing non-dilutive funding arrangements such as interest income and collaborative partnership arrangements.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

The Company includes equity comprised of issued share capital, contributed surplus and deficit in the definition of capital. The Company has financed its capital requirements since inception primarily through share issuances and collaborative partnership agreements.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and risk characteristics of the underlying assets. The Company monitors its cash requirements and market conditions to anticipate the timing of requiring additional capital to finance the development of its drug candidates. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital management strategy during the nine-month period ended March 31, 2010 from the previous fiscal year.

13. FOREIGN EXCHANGE RISK

The Company operates in Canada and has relationships with entities in other countries. Foreign exchange risk arises from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company does not enter into hedging or other contracts to mitigate its exposure to foreign exchange risk and maintains sufficient US dollars to meet the Company’s planned US dollar expenses.

Balances in foreign currencies at March 31, 2010 and June 30, 2009 are approximately:

	March 31, 2010 US$	June 30, 2009 US$

Cash and cash equivalents	660,161	4,037,853
Short term investments	4,002,590	6,023,754
Due from Lilly	—	445,022
Accounts payable and accrued liabilities	(197,165)	(596,737)
Due to Elan	(1,214,400)	(1,610,473)

	3,251,186	8,299,419

Fluctuations in the US dollar exchange rate may potentially have a significant impact on the Company’s results of operations. At March 31, 2010, if the Canadian dollar weakened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the nine-month period ended March 31, 2010 would have decreased by approximately $195,000. Conversely, if the Canadian dollar strengthened 10% against the US dollar, with all other variables held constant, net loss and comprehensive loss for the period would have increased by approximately $195,000.

14. COMPARATIVE CONSOLIDATED FINANCIAL STATEMENTS

The comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2010 consolidated financial statements.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

15. CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”) RECONCILIATION

The consolidated financial statements of the Company have been prepared in accordance with GAAP as applied in Canada. In the following respects, GAAP as applied in the United States (“U.S.”), differs from that applied in Canada:

(a) Consolidated statements of loss and comprehensive loss:

The following table reconciles net loss as reported in the accompanying consolidated statements of loss and comprehensive loss for the three and nine-month periods ended March 31, 2010 and 2009 that would have been reported, had the consolidated financial statements been prepared in accordance with U.S. GAAP:

	Nine-month period ended March 31, 2010 $	Nine-month period ended March 31, 2009 $	Three-month period ended March 31, 2010 $	Three-month period ended March 31, 2009 $
Net loss in accordance with Canadian GAAP	(14,732,358)	(15,644,881)	(3,063,270)	(5,738,815)
Reversal of amortization of acquired technologies (d)	1,401,292	1,618,755	452,958	505,888
Expense intangibles acquired with respect to Lilly (d)	(1,055,900)	—	(1,055,900)	—
Expense intangibles acquired with respect to Forbes (d)	—	(1,131,280)	—	—
Reversal of impairment of intangible assets (d)	1,124,945	—	—	—
Adjustment to stock-based compensation expense for estimated forfeitures and application of the fair value method to prior years’ stock options (e)	176,348	41,169	79,676	13,723

Net loss and comprehensive loss for the period in accordance with U.S. GAAP	(13,085,673)	(15,116,237)	(3,586,536)	(5,219,204)

The following table details the computation of U.S. GAAP basic and diluted loss per share:

	Nine-month period ended March 31, 2010 $	Nine-month period ended March 31, 2009 $	Three-month period ended March 31, 2010 $	Three-month period ended March 31, 2009 $
Net loss and comprehensive loss attributable to common shareholders:
Basic and diluted	(13,085,673)	(15,116,237)	(3,586,536)	(5,219,204)

Weighted average shares:
Basic and diluted	23,136,849	23,131,258	23,137,691	23,215,160

Net loss and comprehensive loss per share:
Basic and diluted	(0.57)	(0.65)	(0.16)	(0.22)

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

(b) Consolidated statements of changes in shareholders’ equity:

Shareholders’ equity under U.S. GAAP is as follows:

	Common shares		Additional paid-in capital $	Deficit $	Total shareholders’ equity $
	Number	Amount $

Balance June 30, 2008	23,186,707	160,933,619	6,434,224	(127,937,466)	39,430,377

Exercise of stock options	28,453	208,558	(83,007)	—	125,551
Stock-based compensation	—	—	2,407,936	—	2,407,936
Net loss and comprehensive loss for the year	—	—	—	(20,838,254)	(20,838,254)

Balance June 30, 2009	23,215,160	161,142,177	8,759,153	(148,775,720)	21,125,610

Exercise of stock options	2,439	27,439	(11,414)	—	16,025
Stock-based compensation	—	—	1,473,922	—	1,473,922
Net loss and comprehensive loss for the period	—	—	—	(13,085,673)	(13,085,673)

Balance March 31, 2010	23,217,599	161,169,616	10,221,661	(161,861,393)	9,529,884

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

(c) Consolidated balance sheets:

The following table shows the consolidated balance sheets under Canadian GAAP as compared to U.S. GAAP as at March 31, 2010 and June 30, 2009:

	March 31, 2010		June 30, 2009
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $

Assets:

Current:
Cash and cash equivalents	11,041,705	11,041,705	14,479,987	14,479,987
Short term investments	19,593,864	19,593,864	31,161,069	31,161,069
Due from Lilly	4,152	4,152	517,537	517,537
GST and other receivables	88,184	88,184	357,550	357,550
Investment tax credits receivable	812,425	812,425	993,057	993,057
Prepaid expenses and deposits	708,089	708,089	790,950	790,950

	32,248,419	32,248,419	48,300,150	48,300,150
Property and equipment, net	644,612	644,612	780,546	780,546
Intangible assets (d)	21,734,292	428,596	23,738,565	962,532

	54,627,323	33,321,627	72,819,261	50,043,228

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

	March 31, 2010		June 30, 2009
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $

Liabilities and shareholders’ equity:

Current liabilities
Accounts payable (g)	—	—	—	—
Accrued liabilities (g):
Research contracts	197,536	197,536	415,258	415,258
Professional services	223,000	223,000	294,127	294,127
Payroll and vacation	298,666	298,666	355,234	355,234
Facility closure	80,405	80,405	299,052	299,052
Capital tax and other	310,374	310,374	388,732	388,732

	1,109,981	1,109,981	1,752,403	1,752,403
Due to Elan	1,233,587	1,233,587	1,872,981	1,872,981
Current portion of deferred revenue	668,407	668,407	4,503,892	4,503,892

	3,011,975	3,011,975	8,129,276	8,129,276

Deferred revenue	20,719,750	20,719,750	20,719,750	20,719,750
Leasehold inducement	60,018	60,018	68,592	68,592

	23,791,743	23,791,743	28,917,618	28,917,618

Shareholders’ equity:
Common shares	160,498,537	161,169,616	160,471,098	161,142,177
Contributed surplus	4,800,368	4,240,893	4,640,163	4,080,688
Stock options	6,804,295	5,980,768	5,325,644	4,678,465
Deficit	(141,267,620)	(161,861,393)	(126,535,262)	(148,775,720)

	30,835,580	9,529,884	43,901,643	21,125,610

	54,627,323	33,3321,627	72,819,261	50,043,228

(d) Intangible assets acquired from others for use in research and development:

Under U.S. GAAP, any of the Company’s acquired technologies which require regulatory approval to be commercialized and which have no proven alternative future uses are considered in-process research and development and are immediately expensed upon acquisition in accordance with Accounting Standards Codification “ASC” Topic 730, Accounting for Research and Development Costs. Under Canadian GAAP, the acquired technologies, patents and licenses are considered to be intangible assets which are capitalized and amortized over their expected useful lives.

During the three-month period ended March 31, 2010, the Company acquired the exclusive worldwide rights to a series of preclinical compounds in the area of diabetes. The Company paid $1,055,900 on account of these preclinical compounds which are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

During the three-month period ended September 30, 2008, the Company acquired certain assets and the exclusive rights to three drug discovery projects from Forbes. The Company paid $1,131,280 on account of these drug discovery projects which are considered to be in-process research and development and accordingly, have been expensed under U.S. GAAP.

During the nine-month period ended March 31, 2010, under Canadian GAAP the Company recorded an impairment of intangible assets of $1,124,945 comprised of $1,053,446 relating to the technology acquired from Forbes and $71,499 relating to the London Health Sciences patent portfolio. These assets were not capitalized under US GAAP and accordingly the impairment loss would not have been recognized under US GAAP.

During the nine and three-month periods ended March 31, 2010, the Company recorded $533,936 and $177,972 respectively in amortization expense relating to intangible assets capitalized under U.S. GAAP [nine-month period ended March 31, 2009 - $533,980, three-month period ended March 31, 2009 - $178,016]. The weighted average amortization period for the intangible assets recorded under U.S. GAAP is 7 months. The Company expects to recognize amortization expense relating to intangible assets recorded under U.S. GAAP by fiscal year as follows:

$
2010 (balance of the fiscal year)	177,990
2011	250,606

428,596

(e) Stock-based compensation:

Under Canadian GAAP, the Company has adopted a policy of recognizing forfeitures as they occur. Under U.S. GAAP forfeitures must be estimated in advance. The impact of estimating forfeitures in advance resulted in a $176,348 and $79,676 net reduction in compensation expense compared to Canadian GAAP for the nine-month and three-month periods ended March 31, 2010, respectively. [nine-month period ended March 31, 2009 - $41,169, three-month period ended March 31, 2009 - $13,723].

(f) Income taxes:

ASC Topic 740, Accounting for Uncertainty in Income Taxes, creates a single model to address accounting for uncertainty in tax positions. Topic 740 clarifies the accounting for income taxes, by prescribing that a minimum recognition threshold tax position is required to be met before being recognized in the financial statements. Topic 740 also provides guidance on de-recognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

transition. Topic 740 is effective for fiscal years beginning after December 15, 2006. The Company adopted Topic 740 during fiscal 2008 and the adoption had no material impact on the Company’s financial position, results of operations and cash flows.

Canadian GAAP requires that future income taxes be calculated using enacted income tax rates or, where they exist, substantively enacted income tax rates. U.S. GAAP does not permit the use of substantively enacted rates. For the nine-month period ended December 31, 2009 and 2008, no differences were identified between substantively enacted rates and enacted rates. Therefore no adjustment is required for U.S. GAAP purposes.

Under U.S. GAAP, certain intangible assets acquired are considered to be in-process research and development and have been expensed whereas these intangible assets are capitalized and amortized under Canadian GAAP. On acquisition of certain intangibles, the Company recorded future tax liabilities under Canadian GAAP; however, future tax liabilities would not be recorded for these intangibles under U.S. GAAP. This difference results in an additional future tax asset under U.S. GAAP. Due to uncertainties as to the realization of the Company’s net future tax assets, the Company has recorded a valuation allowance under both Canadian and U.S. GAAP to reduce net future tax assets to nil.

The reconciliation of income tax attributable to continuing operations computed at the statutory tax rates to income tax recovery under US GAAP is as follows:

	March 31, 2010 $	March 31, 2009 $
Tax recovery at combined federal and provincial rates of 32.50% (2009 – 33.25%)	(4,252,844)	(5,026,149)
Non-deductible permanent differences:
Stock-based compensation	479,025	617,077
Other permanent and non-deductible items	3,153	5,778
Future tax assets not recognized for accounting	3,770,666	4,403,294

	—	—

(g) Accounts payable and accrued liabilities:

U.S. GAAP requires the Company to disclose accrued liabilities, which is not required under Canadian GAAP. Accounts payable and accrued liabilities include accruals of $1,109,981 and $1,752,403 respectively as at March 31, 2010 and June 30, 2009. Details of significant accrued liabilities have been reported in the consolidated balance sheets prepared under U.S. GAAP.

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

(h) Cost of Revenue:

U.S. GAAP requires that costs of $562,238 and $1,177,086 for the three and nine-month periods, respectively ended March 31, 2010 related to the Lilly collaboration agreement be separately disclosed as costs of services in the consolidated statement of loss and comprehensive loss [three and nine-month period ended March 31, 2009 – nil].

(i) Recent U.S. accounting pronouncements:

On April 25, 2008, the FASB issued ASC Topic 350, Determination of the Useful Life of Intangible Assets. ASC Topic 350 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC Topic 350, Goodwill and Other Intangible Assets. The intent of ASC Topic 350 is to improve the consistency between the useful life of a recognized intangible asset under ASC Topic 350 and the period of expected cash flows used to measure the fair value of the asset under ASC Topic 805, Business Combination, and other U.S. GAAP. ASC Topic 350 is effective for financial years beginning after December 15, 2008. Early adoption is prohibited. The guidance for determining the useful life of a recognized intangible asset of this ASC Topic 350 shall be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements shall be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

On December 12, 2007, the ASC Topic 808, Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property. The abstract may impact the presentation or revenues and costs generated in a collaborative arrangement. The abstract is effective for years beginning on or after December 15, 2008. The adoption of this new abstract did not have a material impact on the consolidated financial position or results of operations.

In October 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-13, Revenue Recognition (Topic 605) - Multiple-Deliverable Revenue Arrangements. ASU 2009-13 addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit. Specifically, this guidance amends the criteria in Subtopic 605-25, Revenue Recognition-Multiple-Element Arrangements, for separating consideration in multiple-deliverable arrangements. This guidance establishes a selling price hierarchy for determining the selling price of a deliverable, which is based on: (a) vendor-specific objective evidence; (b) third-party evidence; or (c) estimates. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. In addition, this guidance significantly expands required disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered

Transition Therapeutics Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

March 31, 2010

(Unaudited in Canadian dollars)

into or materially modified in fiscal years beginning on or after June 15, 2010. We are evaluating the impact that the adoption of ASU 2009-13 will have on our financial position, results of operations, cash flows and disclosures.

In April 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2010-17 (ASU 2010-17), Revenue Recognition—Milestone Method (Topic 605), which provides guidance on applying the milestone method to milestone payments for achieving specified performance measures when those payments are related to uncertain future events. ASU 2010-17 is effective for fiscal years and interim periods within those years beginning on or after June 15, 2010 with early adoption permitted. ASU 2010-17 is effective for the Company on July 1, 2010. The Company is currently evaluating the impact, if any, ASU 2010-17 will have on the Company’s consolidated financial statements.